Telephone: 1-212-558-4000 Facsimile: 1-212-558-3588 WWW.SULLCROM.COM	125 Broad Street New York, New York 10004-2498 los angeles • Palo Alto • washington, D.C. Brussels • Frankfurt • london • paris Beijing • Hong Kong • Tokyo Melbourne • Sydney

January 30, 2023

VIA EDGAR

U.S. Securities and Exchange Commission,

Division of Corporation Finance,

Office of Real Estate & Construction,

100 F Street, N.E.,

Washington, D.C. 20549.

Attention:	Jeffrey Lewis

Jennifer Monick

Stacie Gorman

David Link

Re:	DiamondHead Holdings Corp. Amendment No. 3 to Registration Statement on Form S-4 Filed January 23, 2023 File No. 333-267820

Ladies and Gentlemen:

On behalf of our client, DiamondHead Holdings Corp. (the “Company”), we are filing this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in a letter, dated January 26, 2023, with respect to the Company’s Amendment No. 3 to the Registration Statement on Form S-4 filed with the Commission on January 23, 2023.

The Company is concurrently filing via EDGAR Amendment No. 4 to the Registration Statement on Form S-4 (“Amendment No. 4”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

To facilitate the Staff’s review, we have included in this letter the caption and comment from the Staff’s comment letter in bold text and have provided the Company’s response immediately following each comment including, where applicable, a cross-reference to the location in Amendment No. 4 of changes made in response to the Staff’s comment. Capitalized terms used, but not defined, herein have the meanings given to such terms in Amendment No. 4.

U.S. Securities and Exchange Commission
January 30, 2023

Amendment No. 3 to Registration Statement on Form S-4

Executive Compensation of GSH, page 202

1.	We note your response to comment 2 and that you removed the disclosure regarding the December 31, 2021 fiscal year compensation. Please revise to include this disclosure in the Summary Compensation Table and in the Director Compensation in addition to the 2022 fiscal year disclosure.

Response: The Company has revised the disclosure on pages 202 and 204 to address the Staff’s comment.

Please contact me at (212) 558-4312 or downesr@sullcrom.com if you have any questions or require any additional information in connection with this letter or Amendment No. 4.

Sincerely yours,

/s/ Robert W. Downes
Robert W. Downes

cc:	David T. Hamamoto, DiamondHead Holdings Corp.

Michael Bayles, DiamondHead Holdings Corp.

Keith Feldman, DiamondHead Holdings Corp.

Michael Nieri, Great Southern Homes, Inc.

Tom O’Grady, Great Southern Homes, Inc.

Steve Lenker, Great Southern Homes, Inc.

Audra Cohen, Sullivan & Cromwell LLP

Andrew M. Tucker, Nelson Mullins Riley & Scarborough LLP

Erin Reeves McGinnis, Nelson Mullins Riley & Scarborough LLP